Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2012

(Summary of the 2012 Interim Report)

1. Important Notice

1.1 The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this summary of the 2012 Interim Report.

This announcement is a summary of the 2012 Interim Report. Investors should read the 2012 Interim Report carefully for more details. A full version of the 2012 Interim Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina. com.cn).

1.2 This summary of the 2012 Interim Report has been approved at the Sixth Meeting of the Fifth Session of the Board. All Directors of the Company warrant, and there is no dissenting opinion as to, the truthfulness, accuracy and completeness of this summary of the 2012 Interim Report.

1.3 Mr Jiang Jiemin, the Chairman of the Board, and Mr Franco Bernabè, Independent Non-Executive Director of the Company, were absent from the Sixth Meeting of the Fifth Session of the Board. Mr Jiang Jiemin authorised Mr Zhou Jiping, the Vice Chairman of the Board, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Franco Bernabè authorised Mr Chen Zhiwu, Independent Non-Executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 No substantial shareholder of the Company has utilised the fund of the Company for non-operating purposes.

1.6 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2012 Interim Report.

2. Basic Information of the Company

2.1 Basic Information of the Company

Stock Name	PetroChina	PetroChina	中國石油
Stock Code	857	PTR	601857
Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange
Legal Representative of the Company	Jiang Jiemin
Registered Address	World Tower, 16 Andelu, Dongcheng District, Beijing, People’s Republic of China (the “PRC”)
Postal Code	100011
Office Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC
Postal Code	100007
Website	http://www.petrochina.com.cn
Email Address	suxinliang@petrochina.com.cn
Newspaper for Information Disclosure	For A Shares, please refer to China Securities Journal, Shanghai Securities News and Securities Times.
The 2012 Interim Report is Available for Inspection at	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC

2.2 Contact Persons of the Company and Means of Communication

	Vice President and Secretary to the Board of Directors	Representative on Securities Matters	Representative of the Hong Kong Representative Office
Name	Li Hualin	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal Code	100007
Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email Address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2.3 Summary of Financial Data and Financial Indicators

2.3.1 Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,051,494	1,917,586	7.0
Equity attributable to owners of the Company	1,040,833	1,002,745	3.8
Net assets per share attributable to owners of the Company (RMB)	5.69	5.48	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Profit attributable to owners of the Company	62,026	66,007	(6.0)
Net cash flows from operating activities	48,006	129,019	(62.8)
Basic and diluted earnings per share (RMB)	0.34	0.36	(6.0)
Return on net assets (%)	6.0	6.8	(0.8 percentage point )
Net cash flows from operating activities per share (RMB)	0.26	0.70	(62.8)

2.3.2 Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,051,433	1,917,528	7.0
Equity attributable to equity holders of the Company	1,040,971	1,002,885	3.8
Net assets per share attributable to equity holders of the Company (RMB)	5.69	5.48	3.8

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating profit	86,205	99,532	(13.4)
Profit before taxation	87,591	98,251	(10.8)
Net profit attributable to equity holders of the Company	62,024	66,006	(6.0)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	63,501	67,206	(5.5)
Basic earnings per share (RMB)	0.34	0.36	(6.0)
Diluted earnings per share (RMB)	0.34	0.36	(6.0)
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.35	0.37	(5.5)
Weighted average return on net assets (%)	6.0	6.8	(0.8 percentage point )
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	6.2	6.9	(0.7 percentage point )
Net cash flows from operating activities	48,006	129,019	(62.8)
Net cash flows per share from operating activities (RMB)	0.26	0.70	(62.8)

2.3.3 Non-recurring profit/loss items

☒  Applicable     ☐  Not applicable

Unit: RMB million
Non-recurring profit/loss items	For the six months ended June 30, 2012 profit / (loss)
Net loss on disposal of non-current assets	(1,107)
Government grants recognised in the income statement	607
Reversal of provisions for bad debts against receivables	21
Other non-operating income and expenses	(1,438)

Sub-total	(1,917)

Tax impact of non-recurring profit/loss items	418
Impact of minority interests	22

Total	(1,477)

2.3.4 Differences between CAS and IFRS

☒  Applicable     ☐  Not applicable

The consolidated net profit for the period under IFRS and CAS were RMB69,829 million and RMB69,828 million respectively, with a difference of RMB1 million; the consolidated shareholders’ equity as at the end of the period under IFRS and CAS were RMB1,131,142 million and RMB1,131,161 million respectively, with a difference of RMB19 million. These differences under the different accounting standards were primarily due to the revaluation of assets other than fixed assets and oil and gas properties in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

3. Changes in Share Capital and Information on Shareholders

3.1 Changes in Shareholdings

☐  Applicable    ☒  Not applicable

3.2 Shareholdings of Major Shareholders

The number of shareholders of the Company as at June 30, 2012 was 1,082,295, including 1,074,165 holders of A shares and 8,130 holders of H shares (including 309 holders of the American Depositary Shares).

(1) Shareholdings of the top ten shareholders

						Unit: Shares
Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	158,033,693,528	(1)	86.35	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,821,089,513	(3)	11.38	+11,234,015	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	400,000,000		0.219	0	400,000,000	0
China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	Domestic non-State-owned legal person	46,965,001		0.026	-13,597,311	0	0
Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund	Domestic non-State-owned legal person	43,990,035		0.024	-1,450,000	0	0
Guangxi Investment Group Limited	State-owned legal person	39,560,045		0.022	0	0	0
Industrial and Commercial Bank of China - Lion Stock Securities Investment Fund	Domestic non-State-owned legal person	33,201,496		0.018	+17,040,662	0	0
Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	Domestic non-State-owned legal person	32,085,024		0.018	-6,495,495	0	0
Bank of Communications - Yi Fang Da 50 Index Securities Investment Fund	Domestic non-State-owned legal person	27,479,585		0.015	+697,533	0	0
Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	Domestic non-State-owned legal person	25,763,816		0.014	-600,000	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2) Shareholdings of top ten shareholders of shares without selling restrictions

				Unit: Shares
Ranking	Name of shareholders	Number of shares held		Type of shares
1	CNPC	158,033,693,528	(1)	A shares
2	HKSCC Nominees Limited	20,821,089,513		H shares
3	China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	46,965,001		A shares
4	Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund	43,990,035		A shares
5	Guangxi Investment Group Limited	39,560,045		A shares
6	Industrial and Commercial Bank of China - Lion Stock Securities Investment Fund	33,201,496		A shares
7	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	32,085,024		A shares
8	Bank of Communications - Yi Fang Da 50 Index Securities Investment Fund	27,479,585		A shares
9	Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	25,763,816		A shares
10	New China Life Insurance Company Ltd. - Dividends - Group Dividends - 018L - FH001 Shanghai	21,169,684		A shares

Note:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. Such shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: Except for “Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund”, “Industrial and Commercial Bank of China - Lion Stock Securities Investment Fund” and “Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund” which are held in trust with Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of Substantial Shareholders under Hong Kong’s Securities and Futures Ordinance

So far as the Directors are aware, as at June 30, 2012, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
JPMorgan Chase & Co. (2)	H Shares	1,282,593,959	(L)	Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent	6.08	0.70
		34,480,188	(S)	Beneficial Owner	0.16	0.02
		959,957,877	(LP)	Custodian Corporation / Approved Lending Agent	4.55	0.52
BlackRock, Inc. (3)	H Shares	1,231,921,460	(L)	Interest of Corporation Controlled by the Substantial Shareholder	5.84	0.67
		204,476,422	(S)		0.97	0.11
Aberdeen Asset Management Plc and its Associates (together “the Group”) on behalf of Accounts Managed by the Group	H Shares	1,477,608,963	(L)	Investment Manager	7.00	0.81
Templeton Asset Management Ltd.	H Shares	1,270,171,357	(L)	Investment Manager	6.02	0.69

(L) Long position	(S) Short position	(LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 166,028,820 H shares (long position) and 34,480,188 H shares (short position) were held in its capacity as beneficial owner; 156,607,262 H shares (long position) were held in its capacity as investment manager; and 959,957,877 H shares (long position) were held in its capacity as custodian corporation / approved lending agent. These 1,282,593,959 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation / approved lending agent.
(3)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,231,921,460 H shares (long position) and 204,476,422 H shares (short position) were held in its capacity as a corporation controlled by the substantial shareholder.

As at June 30, 2012, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

3.3 Information on Changes of Controlling Shareholder and the Ultimate Controller

☐  Applicable    ☒  Not applicable

4. Directors, Supervisors and Senior Management

4.1 Information on the Changes in the Shareholding in the Company Held by the Directors, Supervisors and Senior Management

☐  Applicable    ☒  Not applicable

5. Directors’ Report

5.1 Management Discussion and Analysis

In the first half of 2012, global economic recovery was difficult whilst geopolitical disputes intensified. International oil prices displayed high volatility whilst the growth of the domestic economy slowed down and the demand in the oil and petrochemical markets became weak. In the face of the complex and severe economic environment, the Group, with a view to building a solid foundation for long term development, assessed the situation scientifically, strengthened strategic planning and placed emphasis on developing its principal businesses. The quality of development was raised overall. Investment was optimised. Costs and expenditures were kept under control. As a result, the Group achieved a steady and relatively fast development in production and operations. A turnover of RMB1,046,661 million was achieved in the first half of 2012, representing a 9.9% increase over the same period in 2011. However, due to the increased amount of imported natural gas, the inverse relationship between the selling price and cost of imported natural gas, the macroeconomic regulation and control over the prices of domestic refined products and the increase in costs, profit attributable to owners of the Company were RMB62,026 million, representing a decrease of 6.0% as compared with the same period in 2011.

5.1.1 Market Review

(1) Crude Oil Market

Owing to the impact of a weak world economy, demand in the global petroleum market was low whilst supply was abundant and inventory was high in the first half of 2012. The situation of supply and demand, which tended to be tight in the same period last year, has relaxed. In the first quarter of 2012, international oil prices had risen to the highest level since the 2008 financial crisis as a result of the Iran incident. In the second quarter, international oil prices fell substantially as a result of the supply and demand situation. In the first half of 2012, the average price for West Texas Intermediate (WTI) crude oil was US$98.2 per barrel, representing a decrease of approximately US$1 per barrel or 0.97% as compared with the same period in 2011, whilst the average price for North Sea Brent crude oil was US$113.6 per barrel, representing an increase of US$2.5 per barrel or 2.3%, as compared with the same period in 2011.

According to relevant information, China’s crude oil output was 100 million tons in the first half of 2012, representing a decrease of 1.6% as compared with the same period in 2011. The quantity of crude oil processed amounted to 204 million tons, representing an increase of 0.2% as compared with the same period in 2011.

(2) Refined Products Market

As the growth rate of the Chinese economy has slowed down, the growth rate in the demand for refined oil products fell substantially, thereby relaxing the situation of supply and demand. According to relevant information, in the first half of 2012, the domestic output of refined products amounted to 126 million tons, representing an increase of 2.7% as compared with the same period in 2011. The domestic apparent consumption of refined products amounted to 122 million tons, representing an increase of 3.0% as compared with the same period in 2011, and of which, gasoline consumption increased by 6.7% whilst diesel consumption rose by 0.9%.

In the first half of 2012, the prices of refined products initially rose but subsequently fell. The PRC government made four adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel rose, in aggregate, by RMB40 per ton and RMB80 per ton respectively. The price trend of domestic refined products was basically in line with that of oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2012, global economic recovery was difficult. The performance of export processing enterprises has fallen and the growth rate of China’s economy has slowed down. Consumers’ appetite for spending has diminished. Downstream demand was weak. As a result, the petrochemical market continued to perform poorly. After a short spring rally during the first quarter, the market remained weak and fluctuated downwards. Beginning in May 2012, the extent of falling international oil prices has enlarged, thus triggering a sharp fall in prices in the petrochemicals market. Market conditions became increasingly weak.

(4) Natural Gas Market

In the first half of 2012, domestic natural gas production in China grew steadily. Imports of natural gas increased sharply. Apparent consumption of natural gas maintained its high growth rate. Supply and demand were generally stable.

According to relevant information, domestic output of natural gas in the first half of the year was 53.9 billion cubic metres, representing an increase of 6.7% compared with the same period in 2011. Imports of natural gas amounted to approximately 19.8 billion cubic metres, representing an increase of 44.6% compared with the same period in 2011. Apparent consumption of natural gas was 72.1 billion cubic metres, representing an increase of 15.9% compared with the same period in 2011.

5.1.2 Business Review

(1) Exploration and Production Segment

Domestic Exploration Operations

In the first half of 2012, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program. A number of major discoveries were made at various regions including Tadong and Kuche in Tarim, Jimusaer in Junggar, Dongping in Qaidam, the Langgu sag in Bohai Bay, and the southern part of Erdos. Important progress was made at various regions such as Jiyuan in Erdos, the Lower Paleozoic territories at Huaqing and Jingxi, Tabei in Tarim, the Sinian territories at Gaoshiti-Moxi in Sichuan Province, Xujiahe in central Sichuan, Niudong buried hill reservoir in Bohai Bay, Yingdong in Qaidam, the southern part of Songliao Area and Changyuan in Daqing. The Group’s oil and gas exploration operations continued to maintain a satisfactory development momentum.

Domestic Development and Production Operations

In the first half of 2012, the Group consolidated the basis for stable production at the oilfields by scientifically organising the development of oilfields, pushing forward with fine water injection at old oilfields and controlling the gradual declining of output. The Group continued with important development experiments with a focus on technologies to develop areas with high water content and low penetration rate and technologies to develop thick oils. Further progress was made in dual flooding and fire flooding attempts. Production at Daqing Oilfield remained stable. The output of Changqing Oilfield continued to increase at a high speed. Natural gas output grew rapidly. Construction of various priority output capacity projects such as Sulige, Dabei and Keshen accelerated. Exploration and development at tight sandstone reservoirs were carried out effectively. Development of coal seam gas bases at Qinshui and Erdos progressed steadily. The shale gas projects at Weiyuan-Changning in Sichuan Province and at Zhaotong in Yunnan Province also proceeded smoothly.

Overseas Oil and Gas Operations

In the first half of 2012, global geopolitical situations became increasingly complex. The security of resource-rich countries became more grave. Uncertainty with the investment environment in key resource-rich countries increased. The Group actively tackled the changes in the operating conditions overseas and overcame the impact of unfavourable situations. The overseas operations of the Group continued to grow steadily amidst such complex environment. In the first half of 2012, overseas oil and natural gas equivalent output of the Group reached 62.5 million barrels, representing an increase of 0.9% from the same period in 2011 and accounting for 9.4% of the Group’s aggregate oil and gas equivalent output. Key projects progressed smoothly. The Rumaila Project in Iraq achieved a daily output of 1.33 million barrels of crude oil. The Halfaya Project reached the initial commercial output target earlier than scheduled whilst the oil sand transaction in Canada completed smoothly.

In the first half of 2012, crude oil output of the Group amounted to 452.4 million barrels, representing an increase of 1.5% from the same period in 2011. Marketable natural gas output of the Group amounted to 1,292.4 billion cubic feet, representing an increase of 9.0% from the same period in 2011. The oil and gas equivalent output of the Group amounted to 667.9 million barrels, representing an increase of 3.8% from the same period in 2011. Crude oil output grew steadily while natural gas output grew relatively quickly.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2012	First half of 2011	Change (%)
Crude oil output	Million barrels	452.4	445.8	1.5
Marketable natural gas output	Billion cubic feet	1,292.4	1,185.9	9.0
Oil and natural gas equivalent output	Million barrels	667.9	643.5	3.8

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals Segment

Through placing emphasis on the three key aspects of safety in production, optimisation and cost control, the refining and chemicals operations of the Group achieved steady and balanced operations in the first half of 2012. The Group optimised allocation of resources, products structure and pace of production in accordance with the supply and demand situation. The Group processed 489.7 million barrels of crude oil and produced 43.826 million tons of refined products. Output of high margin products such as high-grade gasoline and jet fuel grew further. Major technological and economic indicators continued to improve such that, among others, yields of gasoline, diesel, kerosene and light oils, comprehensive energy consumption for refinery and ethylene energy consumption rate recorded was better than that in the same period last year. By tapping deeply into potentials internally and by controlling costs, refining processing costs have been brought under effective control whilst processing load was at a low level. In the face of a continuing weak market, the Group sought to reduce losses and increase efficiency in the sales of chemical products by optimising the connection between production and sales and lowering costs.

In the first half of 2012, the strategic formation of the Group’s refining and chemicals operations was principally put in place. Construction at Guangdong Petrochemical formally began whilst the construction project at Sichuan Petrochemical was nearing completion. The refinery and ethylene construction projects for Fushun Petrochemical also proceeded as scheduled.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2012	First half of 2011	Change (%)
Processed crude oil	Million barrels	489.7	491.4	(0.3)
Gasoline, kerosene and diesel output	‘000 ton	43,826	43,393	1.0
of which: Gasoline	‘000 ton	13,119	12,445	5.4
Kerosene	‘000 ton	1,545	1,211	27.6
Diesel	‘000 ton	29,162	29,737	(1.9)
Refining yield	%	93.8	93.9	(0.1 percentage point )
Ethylene	‘000 ton	1,761	1,819	(3.2)
Synthetic resin	‘000 ton	2,937	2,966	(1.0)
Synthetic fibre raw materials and polymers	‘000 ton	844	1,094	(22.9)
Synthetic rubber	‘000 ton	310	310	—
Urea	‘000 ton	2,374	2,174	9.2

Note: Figures have been converted at a rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing Segment

Domestic Operations

In the first half of 2012, the Group encountered a complex situation caused by the reduction in the growth rate of the domestic economy, the weak demand for oil products and the two rises and falls in refined oil price. In order to expand sales and improve profitability, the Group strengthened its market analysis, adjusted its marketing strategies and stepped up the development of key users. Despite the unfavourable market conditions, the Group sold 54.722 million tons of refined oils, which is basically in line with the amount sold in the same period in 2011. Additional resources were deployed in high-margin markets and substantial growth was recorded in the sales of high-grade gasoline compared with the same period in 2011. The Group also vigorously expanded its share of the market. With its 318 newly developed service stations, the total amount of the service stations reached 19,469 and the Group’s share of the retail market reached 40.2%, thereby further raising the competitiveness of the Group.

International Trading Operations

The scale and quality of international trading operations of the Group continued to strengthen steadily. In the first half of 2012, the trading volume reached 81.93 million tons and the trading amount reached US$65.5 billion, representing an increase of 18.7% and 28.4% respectively as compared with the same period in 2011. The competitiveness and market standing of the oil and gas operating hub in Asia have noticeably risen. The hub in Europe completed its business integration with INEOS Group Holdings plc. and the hub in the Americas achieved continuous growth in its trading volumes with countries in South America and Canada.

The Group sold a total of 73.068 million tons of gasoline, kerosene and diesel in the first half of 2012, representing an increase of 9.4% compared with the same period in 2011.

(4) Natural Gas and Pipeline Segment

In the first half of 2012, the sale of natural gas by the Group effectively balanced the two kinds of resources of locally produced gas and imported gas. The Group concentrated its efforts in developing the high-margin market with a focus on key regions as the Yangtze River Delta, Pearl River Delta, Bohai Rim, Sichuan Province and Chongqing. Market development for newly built pipelines progressed smoothly. Efforts in developing LNG as a substitute for conventional fuel used in vehicles and boats were enhanced. At the same time, the first LNG public buses were put into operation. Management and operation of pipeline network have been streamlined to ensure stability in production, delivery, storage and sales.

Construction of oil and gas pipelines with strategic importance as well as key domestic trunk pipeline networks progressed in an orderly manner. The branch/trunk lines of the Second West-East Pipeline in Tai’an, Shanghai and Shenzhen were completed and are now operational. Construction of major strategic passageways such as the Hong Kong branch line of the Second West-East Pipeline and the west section of the Third West-East Pipeline have commenced.

5.1.3 Review of Operating Results

The financial data set out below is extracted from the condensed financial statements of the Group prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2012, the Group achieved a turnover of RMB1,046,661 million, representing an increase of 9.9% over the same period in 2011. Profit attributable to owners of the Company was RMB62,026 million, representing a decrease of 6.0% from the same period in 2011. Basic earnings per share were RMB0.34, representing a decrease of RMB0.02 from the same period in 2011.

Turnover Turnover increased by 9.9% to RMB1,046,661 million for the first half of 2012 from RMB952,247 million for the first half of 2011. This was primarily due to the increase in the selling prices and changes in the sales volume of the Group’s major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for the major products sold by the Group in the first half of 2012 and 2011 and their respective percentages of change during these periods:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	First half of 2012	First half of 2011	Percentage of change (%)	First half of 2012	First half of 2011	Percentage of change (%)
Crude oil	33,047	33,226	(0.5)	4,803	4,738	1.4
Natural gas (million cubic metre, RMB/’000 cubic metre)	43,621	37,687	15.7	1,108	1,062	4.3
Gasoline	22,923	20,136	13.8	8,093	7,737	4.6
Diesel	44,672	42,739	4.5	7,135	6,926	3.0
Kerosene	5,473	3,918	39.7	6,505	6,083	6.9
Heavy oil	3,887	3,986	(2.5)	4,829	4,523	6.8
Polyethylene	1,444	1,437	0.5	8,979	9,521	(5.7)
Lubricant	1,040	839	24.0	9,344	9,561	(2.3)

Operating Expenses Operating expenses increased by 11.8% to RMB956,042 million for the first half of 2012 from RMB854,789 million for the first half of 2011, of which:

Purchases, Services and Other Purchases, services and other increased by 18.2% to RMB658,111 million for the first half of 2012 from RMB556,595 million for the first half of 2011. This was primarily due to (i) increases in purchase cost as a result of larger trading volume in the oil products, and (ii) increases in purchase cost of natural gas imports from Central Asia and LNG imports to expand the natural gas market and satisfy the increasing demand for natural gas in the domestic market.

Employee Compensation Costs Employee compensation costs for the first half of 2012 were RMB49,612 million, representing an increase of 10.1% from RMB45,054 million for the first half of 2011. Excluding factors such as the expansion of the operation scale and the increase in social security contributions, employee compensation costs represent an increase of 2.8% from the same period in 2011. Such increase was primarily due to the adjustment of salary for the frontline staff at the end of 2011 considering the increase of the domestic consumer price index.

Exploration Expenses Exploration expenses decreased by 23.1% to RMB13,905 million for the first half of 2012 from RMB18,088 million for the first half of 2011. This was primarily due to the efforts of the Group in scheduling exploration work reasonably.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 11.3% to RMB74,046 million for the first half of 2012 from RMB66,502 million for the first half of 2011. This was primarily due to an increase in the average carrying value of fixed assets and the average net value of oil and gas properties as a result of the continuous rise of capital expenditures.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 1.1% to RMB33,645 million for the first half of 2012 from RMB34,024 million for the first half of 2011. This was primarily due to the Group’s effort in strengthening management and reasonable control over various costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 3.4% to RMB128,686 million for the first half of 2012 from RMB133,262 million for the first half of 2011. Of which, a net decrease of RMB3,418 million was primarily due to the combined effect of: (i) the raising of the threshold for crude oil special gain levy. As a result, the crude oil special gain levy payable by the Group decreased from RMB51,076 million for the first half of 2011 to RMB42,612 million for the first half of 2012; and (ii) a reform of government policies on resources tax. As a result, the resources tax payable by the Group increased to RMB14,144 million for the first half of 2012 from RMB9,098 million for the first half of 2011.

Other Incomes/(Expenses), net Other incomes, net, increased by RMB3,227 million to RMB1,963 million for the first half of 2012, compared with other expenses, net, of RMB1,264 million for the first half of 2011. This was primarily due to the Group’s recognition of the value-added tax refunds on import from the government as a result of the implementation by the PRC government in November 2011 of the policy on refund of value-added tax on imported natural gas (including LNG).

Profit from Operations Profit from operations was RMB90,619 million for the first half of 2012, representing a decrease of 7.0% from RMB97,458 million for the first half of 2011.

Net Exchange Loss Net exchange loss decreased by 63.6% to RMB193 million for the first half of 2012 from RMB530 million for the first half of 2011. The decrease was mainly due to the smaller fluctuations in the exchange rate between Renminbi and the US dollar in the first half of 2012.

Net Interest Expenses Net interest expenses increased by RMB3,345 million to RMB7,573 million for the first half of 2012 from RMB4,228 million for the first half of 2011. The increase was mainly due to a rise in interest-bearing debts of the Group to finance production, operation and capital investments.

Profit before Income Tax Expense Profit before income tax expense was RMB87,592 million for the first half of 2012, representing a decrease of 10.8% from RMB98,251 million for the first half of 2011.

Income Tax Expense Income tax expense decreased by 27.7% to RMB17,763 million for the first half of 2012 from RMB24,554 million for the first half of 2011. The decrease was primarily due to a decrease in the taxable profit for the reporting period and the impact of the government’s preferential income tax policy for enterprises in Western China.

Profit for the period Profit amounted to RMB69,829 million for the first half of 2012, representing a decrease of 5.2% from RMB73,697 million for the first half of 2011.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB7,803 million for the first half of 2012, which is similar to the profit attributable to non-controlling interests of RMB7,690 million for the first half of 2011.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB62,026 million for the first half of 2012, representing a decrease of 6.0% from RMB66,007 million for the first half of 2011.

(2) Segment Results

Exploration and Production

Turnover Turnover of the Exploration and Production segment increased by 3.9% to RMB392,460 million for the first half of 2012 from RMB377,804 million for the first half of 2011. The increase was primarily due to the rise in crude oil and natural gas prices. The average realised crude oil price in the first half of 2012 was US$107.98 per barrel, representing an increase of 6.26% from US$101.62 per barrel in the first half of 2011.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 1.7% to RMB278,668 million for the first half of 2012 from RMB274,120 million for the first half of 2011. Of which, exploration expenses decreased by RMB4,288 million; and depreciation, depletion and amortisation increased by RMB8,932 million from the same period in 2011.

In the first half of 2012, the Group’s oil and gas lifting cost was US$11.27 per barrel, representing an increase of 9.52% from US$10.29 per barrel in the first half of 2011. Excluding the effect of exchange rate movements, oil and gas lifting cost increased by 5.6% compared with the same period in 2011. The extent of the increase was under effective control.

Profit from Operations During the first half of 2012, the Exploration and Production segment actively tackled the challenges brought about by fluctuations in oil prices and managed to maintain a relatively high profitability. Profit from operations of the Exploration and Production segment increased by 9.7% to RMB113,792 million for the first half of 2012 from RMB103,684 million for the first half of 2011. The Exploration and Production segment remained a key profit contributor to the Group.

Refining and Chemicals

Turnover Turnover of the Refining and Chemicals segment increased by 3.0% to RMB433,149 million for the first half of 2012 from RMB420,665 million for the first half of 2011. The increase was primarily due to the increase in prices of major refined products.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 4.6% to RMB462,024 million for the first half of 2012 from RMB441,658 million for the first half of 2011. Of which, purchases, services and other increased by RMB21,362 million compared with the same period in 2011. This was primarily due to an increase in the purchase cost of crude oil and feedstock oil from external suppliers.

In the first half of 2012, the cash processing cost of refineries was RMB151.35 per ton, representing an increase of 9.1% from the same period of 2011. This was primarily due to an increase in fuel and power prices while led to a corresponding increase in cost.

Profit from Operations During the first half of 2012, the Refining and Chemicals segment adhered to the principles of market orientation and economic efficiency. It optimised allocation of resources and strived to tap into potentials to boost performance. However, as a result of various factors including slowdown in the growth of domestic economy, prolonged weakness of the petrochemicals market and the government’s macroeconomic regulation and control over prices of domestic refined products, the Refining and Chemicals segment incurred a loss from operations amounting to RMB28,875 million, of which a loss of RMB23,308 million was attributable to the refining operations and a loss of RMB5,567 million was attributable to the chemicals operations.

Marketing

Turnover Turnover of the Marketing segment increased by 12.9% to RMB900,111 million for the first half of 2012 from RMB796,945 million for the first half of 2011, which was primarily due to an increase in operating income from trading of oil products.

Operating Expenses Operating expenses of the Marketing segment increased by 13.6% to RMB890,110 million for the first half of 2012 from RMB783,351 million for the first half of 2011. Of which, purchases, services and other increased by RMB105,781 million, which was primarily due to an increase in the purchase cost relating to the trading of oil products.

Profit from Operations During the first half of 2012, the Marketing segment strengthened its market analysis and continued to optimise its sales structure whilst strictly controlling cost in order to raise profitability. However, as a result of the slowdown in the growth of the domestic economy and the weak demand for refined products, profit from operations of the Marketing segment amounted to RMB10,001 million, representing a decrease of 26.4% from RMB13,594 million for the first half of 2011.

Natural Gas and Pipeline

Turnover Turnover of the Natural Gas and Pipeline segment increased by 20.2% to RMB98,062 million for the first half of 2012 from RMB81,606 million for the first half of 2011. The increase was primarily due to: (i) the increase in the sales volume of natural gas; and (ii) the continuing development of city gas and LPG businesses, which led to an increase in the sales revenue during this reporting period.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment increased by 36.0% to RMB96,425 million for the first half of 2012 from RMB70,876 million for the first half of 2011. This was primarily due to an increase in purchase cost arising from the imports of natural gas of 10.45 billion cubic metres from Central Asia and the imports of LNG of 2.31 billion cubic metres.

Profit from Operations The Natural Gas and Pipeline segment effectively balanced the two kinds of resources of locally produced gas and imported gas. In order to achieve a healthy and orderly development, the segment sought to organise production scientifically, develop the high-margin market and control transmission costs. However, as a result of the widening in losses from natural gas imports from Central Asia and LNG imports, profit from operations of the Natural Gas and Pipeline segment amounted to RMB1,637 million, representing a decrease of 84.7% from RMB10,730 million for the first half of 2011.

In the first half of 2012, contributions from the Group’s overseas operations(note) continued to increase. Turnover of overseas operations amounted to RMB332,719 million or 31.8% of the Group’s total turnover. Profit before income tax expense of overseas operations was RMB17,515 million or 20.0% of the Group’s profit before income tax expense.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

(3) Cash Flows

As at June 30, 2012, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures and repayment of short-term and long-term borrowings.

The table below sets forth the cash flows of the Group for the first half of 2012 and 2011, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2012	2011
	RMB million	RMB million
Net cash flows from operating activities	48,006	129,019
Net cash flows used for investing activities	(147,811)	(100,279)
Net cash flows from financing activities	111,308	41,064
Translation of foreign currency	676	612
Cash and cash equivalents at end of the period	73,351	116,125

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2012 were RMB48,006 million, representing a decrease of 62.8% from RMB129,019 million for the first half of 2011. This was mainly due to the increase in tax payment and the change in working capital such as account payables. As at June 30, 2012, the Group had cash and cash equivalents of RMB73,351 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 62.0% were denominated in Renminbi, approximately 20.1% were denominated in US Dollars, approximately 13.9% were denominated in Hong Kong Dollars and approximately 4.0% were denominated in other currencies).

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2012 were RMB147,811 million, representing an increase of 47.4% from RMB100,279 million for the first half of 2011. The increase in cash flows used for investing activities was primarily due to the increase in cash payments for capital expenditures and expenditures for acquisitions of associates and jointly controlled entities during the reporting period.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities for the first half of 2012 were RMB111,308 million, representing an increase of 171.1% from RMB41,064 million for the first half of 2011. This was primarily due to an increase in new borrowings during the period compared with the same period of the preceding year for the purpose of funding production, operation and capital investments.

The net borrowings of the Group as at June 30, 2012 and December 31, 2011, respectively, were as follows:

	As at June 30, 2012	As at December 31, 2011
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	164,322	137,698
Long-term borrowings	270,781	180,675

Total borrowings	435,103	318,373

Less: Cash and cash equivalents	73,351	61,172

Net borrowings	361,752	257,201

The following table sets out the remaining contractual maturities of borrowings as at the respective date of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2012	As at December 31, 2011
	RMB million	RMB million
Within 1 year	178,674	147,442
Between 1 and 2 years	46,885	21,759
Between 2 and 5 years	176,338	155,611
After 5 years	83,005	25,378

	484,902	350,190

Of the total borrowings of the Group as at June 30, 2012, approximately 76.2% were fixed-rate loans and approximately 23.8% were floating-rate loans. Of the total borrowings as at June 30, 2012, approximately 81.6% were denominated in Renminbi, approximately 17.2% were denominated in US Dollars and approximately 1.2% were denominated in other currencies.

As at June 30, 2012, the gearing ratio of the Group (gearing ratio=interest-bearing debts/(interest-bearing debts + total equity)) was 27.8% (as at December 31, 2011: 22.7%).

(4) Capital Expenditures

For the first half of 2012, capital expenditures of the Group were RMB111,678 million, representing an increase of 57.1% from RMB71,068 million for the first half of 2011. Key projects related to oil and gas explorations as well as gas pipelines were progressing in an orderly manner. The following table sets out the capital expenditures incurred by the Group for the first half of 2012 and for the first half of 2011 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2012.

	For the first half of 2012		For the first half of 2011		Estimates for 2012
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	69,006	61.79	37,516	52.79	172,900	57.64
Refining and Chemicals	9,279	8.31	10,530	14.82	43,900	14.63
Marketing	2,495	2.23	3,923	5.52	16,600	5.53
Natural Gas and Pipeline	30,768	27.55	18,632	26.22	63,600	21.20
Head Office and Other	130	0.12	467	0.65	3,000	1.00

Total	111,678	100.00	71,068	100.00	300,000	100.00

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2011 and the first half of 2012, and the estimates for the same for the year of 2012 would be RMB45,347 million, RMB75,101 million and RMB184,900 million, respectively.

Exploration and Production

For the six months ended June 30, 2012, capital expenditures for the Exploration and Production segment amounted to RMB69,006 million. The Group anticipates that capital expenditures for the Exploration and Production segment for 2012 will amount to RMB172,900 million. Domestic exploration activities will remain focused on the “Peak Growth in Oil and Gas Reserves” Program while more effort will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Development activities will focus on maintaining the steady output of crude oil from Daqing Oilfield, increasing the oil and gas equivalent output from Changqing Oilfield, as well as increasing the output from such oil and gas fields as Tarim in Xinjiang. Overseas operations will focus on oil and gas exploration and development in joint cooperation areas in Central Asia, the Middle East, Americas and Asia Pacific.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment for the six months ended June 30, 2012 amounted to RMB9,279 million. The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2012 will amount to RMB43,900 million. Of which, approximately RMB31,700 million will be used for the construction and expansion of refining facilities. This will mainly include the construction of large scale refining projects at Sichuan Petrochemical, Guangdong Petrochemical, Huabei Petrochemical, Yunnan Petrochemical and Huhhot Petrochemical. Approximately RMB12,200 million will be used for the construction and expansion of chemical facilities. This will mainly include construction of large scale ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

Marketing

Capital expenditures for the Marketing segment for the six months ended June 30, 2012 amounted to RMB2,495 million. The Group anticipates that capital expenditures for the Marketing segment for 2012 will amount to RMB16,600 million. The amount is expected to be used primarily for the construction and expansion of sales networks in effective markets.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2012 amounted to RMB30,768 million. The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2012 will amount to RMB63,600 million. The amount is expected to be used primarily for the construction of key oil and gas transmission pipelines such as those of the Second West-East Gas Pipeline, the Third West-East Gas Pipeline, Zhongwei-Guiyang Gas Pipeline, associated LNG projects and city gas facilities.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the six months ended June 30, 2012 were RMB130 million. The Group anticipates that capital expenditures for the Head Office and Other segment for 2012 will amount to RMB3,000 million. The amount is expected to be used primarily for scientific research and the establishment of information systems.

5.1.4 Business Prospects for the Second Half of the Year

The road to global economic recovery will remain sluggish and tortuous in the second half of 2012. The worsening Euro debt crisis will continue to spread. Developed economies lack the growth momentum whilst emerging economies are expected to grow at a slower pace. It is also expected that the trend of slowing down in the growth of Chinese economy will remain in existence. The Group will keep enhancing its analysis of the situation and integrate its near-term operation with its long-term development goal. The Group will also continue to reinforce the preparedness and flexibility in policy making, maintain a faster but steady development in its production and its business operation, and seek to accomplish the production targets for the year.

In respect of exploration and production, the Group will continue with the “Peak Growth in Oil and Gas Reserves” Program. In doing so, the Group will focus on large basins, key regions and new oilfields. The Group will also strengthen oil exploration, with an emphasis on gas exploration. The Group will also deepen its tracking analysis of the key zone/plates, including those in Jiyuan of Erdos Basin, Northern Tarim Basin and South-western Qaidam Basin. To gain stronger footholds in locations such as Sichuan Basin, Junggar Basin and Songliao Basin, the Group will strengthen the three aspects of target selection, zone/plate preparation and field relay in a bid to secure new strategic discoveries. With a scientifically structured operation for crude oil production, the Group will continue to promote fine water-injection in oilfields and management projects specific to water injection. In relation to natural gas operation, the Group will strike a balance between locally produced gas and imported gas and will strengthen the coordination between production, transmission and marketing. The Group will also enhance its efforts in tight gas exploration and development whilst accelerating the pace of increasing both the reserve and the production of coal seam gas, as well as exploring a series of shale gas development technologies backed by adequate supporting facilities.

In respect of refining and chemicals, the Group will, according to market changes, seek to reduce losses and increase profitability by means of the following five measures: (i) optimising resources allocation towards best oil processing practices; (ii) optimising and rationalising the processing loads amongst refineries; (iii) optimising the product structure by rationalising production plans to increase product competitiveness and value-add; (iv) optimising the arrangements for maintenance and repair work to ensure stable production of refining equipment; and (v) optimising product sales through enhanced efforts in new markets development and raising the ratio between production and sales of chemical products by way of increasing the sales of such products.

In respect of marketing, the Group will put more emphasis on market analysis, scientifically implement sales and marketing, optimising flow of resources and enhance sales in self-produced petrochemical products. Meanwhile, the Group will proceed with the development of its operations in fuel oil, lubricants and non-oil business in an orderly and effective manner. At the same time, the Group will enhance the development of the jet fuel market so as to raise profitability. The Group will also boost the development of service stations and construction of key storage facilities in order to optimise its sales and distribution network and strengthen its market position.

In respect of natural gas and pipelines, the Group will continue to strengthen the development of high-margin markets and vigorously develop the markets surrounding oil and gas fields. The Group will also vigorously target existing users in Sichuan, Chongqing, the Bohai Rim and the Yangtze River Delta in an effort to raise sales in traditional markets. The Group will carry on with the commissioning of the eastern section of the Second West-East Gas Pipeline, Dashen Pipeline, Qinshen Pipeline’s trunk line and related branch lines to promote sales to new users and raise the contributions of new markets to sales volume. Market development will be enhanced for newly built pipelines with an aim to signing natural gas offtake agreements with major users for the Zhonggui and Guangxi pipeline networks during the year. The Group will develop the downstream businesses such as city gas and compressed natural gas orderly, so as to realise a double value creation for the natural gas business.

In respect of international operations, the Group will consolidate, leverage on and expand the outcome of the overseas operations and strengthen its efforts in deploying and implementing overseas venture explorations. The Group will also strengthen its efforts to increase the output of the projects in Rumaila and Halfaya in Iraq, as part of its plan for consistent production expansion in overseas operations. All these will assist in laying a good foundation for long-term development. With a view to building a competitive international trading system, the Group will also step up the development of its international trading operations by further expanding its scale.

5.2 Other financial information

5.2.1 Principal operations by segment under CAS

	Income from principal operations for the first half of 2012	Cost of principal operations for the first half of 2012	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	385,309	188,883	33.9	3.7	3.5	2.0
Refining and Chemicals	429,841	384,239	(2.3)	3.0	5.9	(2.0)
Marketing	894,917	860,393	3.7	12.9	13.9	(0.8)
Natural Gas and Pipeline	97,104	94,733	1.6	20.1	41.2	(14.4)
Head Office and Other	162	81	—	37.3	55.8	—
Inter-segment elimination	(777,795)	(777,424)	—	—	—	—
Total	1,029,538	750,905	15.1	9.9	16.8	(2.6)

*	Gross margin = Profit from principal operations / Income from principal operations

During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB34,809 million.

5.2.2 Principal operations by region under CAS

	First half of 2012	First half of 2011	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	713,942	687,021	3.9
Other	332,719	265,226	25.4
Total	1,046,661	952,247	9.9

5.2.3 Explanation for Material Changes in Principal Operations and Their Structure

☐  Applicable     ☒  Not applicable

5.2.4 Explanation for Material Changes in Profitability (Gross Margin) of Principal Operations Compared to the Same Period of the Preceding Year

☐  Applicable    ☒  Not applicable

5.2.5 Analysis of the Material Changes in the Profit Composition Compared to the Same Period of the Preceding Year

☐  Applicable     ☒  Not applicable

5.2.6 Use of Proceeds from Fund Raising

(1) Use of proceeds from fund raising

☐  Applicable    ☒  Not applicable

(2) Modification of projects

☐  Applicable    ☒  Not applicable

5.2.7 Modification to the Operating Plan for the Second Half of This Year Approved by the Board

☐  Applicable     ☒  Not applicable

5.2.8 Warning and Explanation Concerning the Expectation That the Accumulated Net Profit from the Beginning of this Year to the End of the Next Reporting Period Will Be Negative, or Will Change Dramatically from that of the Same Period of the Preceding Year

☐  Applicable     ☒  Not applicable

5.2.9 Explanation of the Board on the Accounting Firm’s “Other Than Standard Unqualified Opinion” in respect of the Interim Report

☐  Applicable    ☒  Not applicable

5.2.10 Explanation of the Board on the Changes in Issues Relating to the Accounting Firm’s “Other Than Standard Unqualified Opinion” for the Preceding Year and How these Issues are Resolved

☐  Applicable    ☒  Not applicable

5.2.11 Final Dividends for the Year Ended December 31, 2011

Final dividends in respect of 2011 of RMB0.16462 per share (inclusive of tax) amounted to a total of RMB30,129 million were approved by the shareholders at the annual general meeting of the Company on May 23, 2012 and were paid on July 12, 2012.

5.2.12 Interim Dividends for 2012 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2012 at the annual general meeting of the Company on May 23, 2012. The Board has resolved to declare and pay to all shareholders of the Company interim dividends of RMB0.15250 per share (inclusive of tax) for the six months ended June 30, 2012 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2012. The total amount of the interim dividends payable is RMB27,912 million.

The interim dividends of the Company will be paid to shareholders whose names appear on the register of members of the Company on September 12, 2012. The register of members of H shares will be closed from September 7, 2012 to September 12, 2012 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 6, 2012. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 12, 2012 will be eligible for the interim dividends.

In accordance with the relevant provisions of the Articles of Association of the Company, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated on the basis of the average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividends by the Board of Directors.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-Individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will have been registered on the Company’s H share register of members on September 12, 2012.

According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for the Individual H Shareholders and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rates of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) (《國家稅務總局關於印發<非居民享受稅收協議待遇管理辦法（試行）>的通知》（國稅發[2009]124 號）). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 12, 2012 and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 6, 2012 and the correspondence details are as follow: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on September 12, 2012.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

6. Significant Events

6.1 Acquisition, Sale of Assets and Restructuring of Assets

6.1.1 Acquisition of Assets

						Unit: RMB million
Counterparty and assets acquired	Purchase date	Acquisition price	Net profit contributed to the Group from the purchase date to the end of the reporting period	Net profit contributed to the Group from the beginning of this year to the end of the reporting period	Connected transaction	Title of the assets involved has been entirely transferred	Rights and obligations involved have been entirely transferred
Acquisition of 20% mineral interests in the Groundbirch shale gas project	January 31, 2012	8,205	Not applicable	Not applicable	No	Yes	Not applicable

On January 31, 2012, the Group (through its wholly-owned subsidiary Phoenix Energy Holdings Ltd.) acquired a 20% mineral interests in the Groundbirch shale gas project for a consideration of 1,304 million Canadian dollars (approximately RMB8,205 million) from Royal Dutch Shell PLC in Canada.

The acquisition will not affect the business continuity and management stability of the Group, and is beneficial to the Group maintaining a positive performance in its future financial position and operating results.

6.1.2 Sale of Assets

☐  Applicable     ☒  Not applicable

The Group did not have any major sale of assets during the reporting period.

6.1.3 Progress of the transaction and impact on the operating results and financial position of the Group during the reporting period since the publication of the report on restructuring of assets or the announcement on sale and purchase of assets

☐  Applicable    ☒  Not applicable

6.2 Material Guarantee

☐  Applicable    ☒  Not applicable

The Group did not have any material guarantee during the reporting period.

6.3 Non-operating, Connected Rights and Liabilities

☐  Applicable     ☒  Not applicable

6.4 Material Litigation and Arbitration

☐  Applicable    ☒  Not applicable

6.5 Other Significant Events

☒  Applicable     ☐  Not applicable

6.5.1 Investment in securities

☐  Applicable     ☒  Not applicable

6.5.2 Holding of interest in other listed securities

☒  Applicable    ☐  Not applicable

As at the end of the reporting period, interests in other listed securities held by the Group were as follow:

								Unit: HK$ million
Stock code	Stock short name	Initial investment amount	Number of shares held	Shareholding (%)	Book value as at the end of the reporting period	Profit or loss for the reporting period	Changes in equity during the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY(1)	742	4,708,302,133	58.65	25,758	—	—	Long-term equity investments	Acquisition and further share issuance

Notes:

(1)	The Group held the shares in Kunlun Energy Limited, a company whose shares are listed on the Hong Kong Stock Exchange, through Sun World Limited (an overseas wholly-owned subsidiary of the Group).

6.5.3 Holding of interest in non-listed financial institutions

☒  Applicable    ☐  Not applicable

							Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Shareholding (%)	Book value as at the end of the reporting period	Profit or loss for the reporting period	Changes in equity during the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	49.00	14,143	1,031	140	Long-term equity investments	Injection of capital

6.5.4 Holding of interest in companies which proposes to list

☐  Applicable     ☒  Not applicable

6.6 Events after Balance Sheet Date

☐  Applicable    ☒  Not applicable

7. Financial Statements

7.1 Auditors’ Opinion

Financial Statements	☒ Unaudited	☐ Audited
Auditors’ opinion	Not applicable

7.2 The Group’s Balance Sheets, Income Statements, Cash Flow Statements and Changes in Equity, with Comparatives

7.2.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30
	Notes	2012	2011
		RMB million	RMB million

TURNOVER	(i)	1,046,661	952,247

OPERATING EXPENSES
Purchases, services and other		(658,111)	(556,595)
Employee compensation costs		(49,612)	(45,054)
Exploration expenses, including exploratory dry holes		(13,905)	(18,088)
Depreciation, depletion and amortisation		(74,046)	(66,502)
Selling, general and administrative expenses		(33,645)	(34,024)
Taxes other than income taxes		(128,686)	(133,262)
Other income /(expenses), net		1,963	(1,264)

TOTAL OPERATING EXPENSES		(956,042)	(854,789)

PROFIT FROM OPERATIONS		90,619	97,458

FINANCE COSTS
Exchange gain		1,373	814
Exchange loss		(1,566)	(1,344)
Interest income		992	1,195
Interest expense		(8,565)	(5,423)

TOTAL NET FINANCE COSTS		(7,766)	(4,758)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		4,739	5,551

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	87,592	98,251
INCOME TAX EXPENSE	(iii)	(17,763)	(24,554)

PROFIT FOR THE PERIOD		69,829	73,697

OTHER COMPREHENSIVE INCOME:

Currency translation differences		1,098	51
Fair value (loss)/ gain from available-for-sale financial assets, net of tax		(5)	5
Share of the other comprehensive income /(loss) of associates and joint ventures accounted for using the equity method		131	(5)

OTHER COMPREHENSIVE INCOME, NET OF TAX		1,224	51

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		71,053	73,748

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		62,026	66,007
Non-controlling interests		7,803	7,690

		69,829	73,697

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		62,857	66,573
Non-controlling interests		8,196	7,175

		71,053	73,748

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.34	0.36

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2012	December 31, 2011
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,404,928	1,372,007
Investments in associates and jointly controlled entities		76,776	70,739
Available-for-sale financial assets		1,845	1,832
Advance operating lease payments		49,657	48,229
Intangible and other non-current assets		36,103	38,854
Deferred tax assets		1,783	505
Time deposits with maturities over one year		3,985	2,709

TOTAL NON-CURRENT ASSETS		1,575,077	1,534,875

CURRENT ASSETS
Inventories		214,603	182,253
Accounts receivable	(vi)	62,304	53,822
Prepaid expenses and other current assets		99,143	72,358
Notes receivable		11,548	12,688
Time deposits with maturities over three months but within one year		15,468	418
Cash and cash equivalents		73,351	61,172

TOTAL CURRENT ASSETS		476,417	382,711

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	332,890	302,600
Income taxes payable		809	18,310
Other taxes payable		54,669	101,430
Short-term borrowings		164,322	137,698

TOTAL CURRENT LIABILITIES		552,690	560,038

NET CURRENT LIABILITIES		(76,273)	(177,327)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,498,804	1,357,548

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		588,657	556,717
Reserves		269,155	263,007

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,040,833	1,002,745
Non-controlling interests		90,309	79,801

TOTAL EQUITY		1,131,142	1,082,546

NON-CURRENT LIABILITIES
Long-term borrowings		270,781	180,675
Asset retirement obligations		72,384	68,702
Deferred tax liabilities		19,370	20,749
Other long-term obligations		5,127	4,876

TOTAL NON-CURRENT LIABILITIES		367,662	275,002

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,498,804	1,357,548

(3) Condensed Consolidated Statement of Cash Flows

	Six months ended June 30
	2012	2011
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	69,829	73,697
Adjustments for:
Income tax expense	17,763	24,554
Depreciation, depletion and amortisation	74,046	66,502
Capitalised exploratory costs charged to expense	7,810	10,257
Safety fund reserve	3,434	2,477
Share of profit of associates and jointly controlled entities	(4,739)	(5,551)
Reversal of provision for impairment of receivables, net	(20)	(33)
Write down in inventories, net	494	351
Loss on disposal of property, plant and equipment	1,095	664
Loss on disposal of other non-current assets	12	5
Dividend income	(323)	(180)
Interest income	(992)	(1,195)
Interest expense	8,565	5,423
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(23,851)	(35,011)
Inventories	(32,894)	(40,194)
Accounts payable and accrued liabilities	(34,278)	55,202

CASH FLOWS GENERATED FROM OPERATIONS	85,951	156,968
Income taxes paid	(37,945)	(27,949)

NET CASH FLOWS FROM OPERATING ACTIVITIES	48,006	129,019

	Six months ended June 30
	2012	2011
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(127,223)	(99,642)
Acquisition of investments in associates and jointly controlled entities	(5,438)	(856)
Acquisition of available-for-sale financial assets	(15)	(6)
Advance payments on long-term operating leases	(3,032)	(3,415)
Acquisition of intangible assets and other non-current assets	(1,559)	(1,376)
Purchase of non-controlling interests	(99)	(584)
Acquisition of subsidiaries	(23)	(26)
Proceeds from disposal of property, plant and equipment	238	391
Proceeds from disposal of other non-current assets	33	79
Interest received	992	1,117
Dividends received	4,627	1,232
(Increase)/ decrease in time deposits with maturities over three months	(16,312)	2,807

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(147,811)	(100,279)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(129,751)	(134,771)
Repayments of long-term borrowings	(45,520)	(2,496)
Interest paid	(10,805)	(6,965)
Dividends paid to non-controlling interests	(3,617)	(2,531)
Dividends paid to owners of the Company	—	(33,597)
Increase in short-term borrowings	189,383	182,828
Increase in long-term borrowings	102,465	37,296
Capital contribution from non-controlling interests	9,125	1,247
Increase in other long-term obligations	28	53

NET CASH FLOWS FROM FINANCING ACTIVITIES	111,308	41,064

TRANSLATION OF FOREIGN CURRENCY	676	612

Increase in cash and cash equivalents	12,179	70,416
Cash and cash equivalents at beginning of the period	61,172	45,709

Cash and cash equivalents at end of the period	73,351	116,125

(4) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2012	2011
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	323	180
Reversal of provision for impairment of receivables	21	34
Reversal of write down in inventories	35	7

Charged
Amortisation of intangible and other assets	1,496	1,277
Cost of inventories recognised as expense	753,250	638,664
Provision for impairment of receivables	1	1
Interest expense (Note (i))	8,565	5,423
Loss on disposal of property, plant and equipment	1,095	664
Operating lease expenses	4,944	4,087
Research and development expenses	5,848	8,493
Write down in inventories	529	358

Note (i): Interest expense
Interest expense	10,926	6,999
Less: Amount capitalised	(2,361)	(1,576)

	8,565	5,423

(iii) Income Tax Expense

	Six months ended June 30
	2012	2011
	RMB million	RMB million
Current taxes	20,444	28,568
Deferred taxes	(2,681)	(4,014)

	17,763	24,554

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2012 and June 30, 2011 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2012	2011
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2012 (note a)	27,912	—
Interim dividends attributable to owners of the Company for 2011 (note c)	—	29,703

(a)	As authorised by shareholders in the Annual General Meeting on May 23, 2012, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2012 of RMB0.15250 yuan per share amounting to a total of RMB27,912 million. This dividend is not recognised as liability at the end of the reporting period, as it was not declared until after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2011 of RMB0.16462 yuan per share amounting to a total of RMB30,129 million were approved by the shareholders in the Annual General Meeting on May 23, 2012 and were paid on July 12, 2012.
(c)	Interim dividends attributable to owners of the Company in respect of 2011 of RMB0.16229 yuan per share amounting to a total of RMB29,703 million were paid on October 21, 2011.
(d)	Final dividends attributable to owners of the Company in respect of 2010 of RMB0.18357 yuan per share amounting to a total of RMB33,597 million were approved by the shareholders in the Annual General Meeting on May 18, 2011 and were paid on June 30, 2011.

(vi) Accounts Receivable

	June 30, 2012	December 31, 2011
	RMB million	RMB million
Accounts receivable	63,138	54,672
Less: Provision for impairment of receivables	(834)	(850)

	62,304	53,822

The aging analysis of accounts receivable (net of impairment of accounts receivable) at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012	December 31, 2011
	RMB million	RMB million
Within 1 year	61,809	53,605
Between 1 and 2 years	367	97
Between 2 and 3 years	28	21
Over 3 years	100	99

	62,304	53,822

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2012	December 31, 2011
	RMB million	RMB million
Trade payables	108,980	113,411
Advances from customers	30,641	34,130
Salaries and welfare payable	10,047	5,991
Accrued expenses	17,767	380
Dividends payable	33,583	2,464
Interest payable	608	2,560
Construction fee and equipment cost payables	109,217	119,207
Other payables	22,047	24,457

	332,890	302,600

Other payables consist primarily of customer deposits.

The aging analysis of trade payables at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012	December 31, 2011
	RMB million	RMB million
Within 1 year	104,821	110,063
Between 1 and 2 years	2,762	2,118
Between 2 and 3 years	627	479
Over 3 years	770	751

	108,980	113,411

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2012 and 2011 are as follows:

Six months ended June 30, 2012	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	392,460	433,149	900,111	98,062	674	1,824,456
Less: intersegment sales	(312,390)	(343,150)	(111,691)	(10,494)	(70)	(777,795)

Turnover from external customers	80,070	89,999	788,420	87,568	604	1,046,661

Depreciation, depletion and amortisation	(50,623)	(8,849)	(4,969)	(8,990)	(615)	(74,046)

Profit / (loss) from operations	113,792	(28,875)	10,001	1,637	(5,936)	90,619

Six months ended June 30, 2011	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	377,804	420,665	796,945	81,606	556	1,677,576
Less: intersegment sales	(296,993)	(324,333)	(95,887)	(8,084)	(32)	(725,329)

Turnover from external customers	80,811	96,332	701,058	73,522	524	952,247

Depreciation, depletion and amortisation	(41,691)	(12,361)	(4,501)	(7,390)	(559)	(66,502)

Profit / (loss) from operations	103,684	(20,993)	13,594	10,730	(9,557)	97,458

7.2.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
	The Group	The Group	The Company	The Company
ASSETS	RMB million	RMB million	RMB million	RMB million
Current assets
Cash at bank and on hand	92,804	64,299	55,178	38,794
Notes receivable	11,548	12,688	8,891	9,821
Accounts receivable	62,304	53,822	6,585	3,297
Advances to suppliers	60,376	39,296	42,623	23,599
Other receivables	13,000	8,576	56,907	22,322
Inventories	214,603	182,253	162,970	143,498
Other current assets	25,767	24,486	23,433	17,642

Total current assets	480,402	385,420	356,587	258,973

Non-current assets
Available-for-sale financial assets	1,801	1,788	471	439
Long-term equity investments	76,331	70,275	236,282	228,742
Fixed assets	449,920	456,085	355,185	360,843
Oil and gas properties	643,426	644,605	434,146	438,378
Construction in progress	303,381	261,361	221,070	192,066
Construction materials	7,535	9,610	5,879	8,265
Intangible assets	48,358	47,600	37,305	36,373
Goodwill	7,372	7,282	119	119
Long-term prepaid expenses	22,321	21,793	19,427	19,010
Deferred tax assets	1,781	505	—	—
Other non-current assets	8,805	11,204	678	368

Total non-current assets	1,571,031	1,532,108	1,310,562	1,284,603

TOTAL ASSETS	2,051,433	1,917,528	1,667,149	1,543,576

LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Current liabilities
Short-term borrowings	159,500	99,827	151,875	110,562
Notes payable	1,609	2,458	—	—
Accounts payable	218,197	232,618	120,713	129,183
Advances from customers	30,641	34,130	21,252	24,033
Employee compensation payable	10,047	5,991	8,309	4,771
Taxes payable	55,478	119,740	38,493	80,308
Other payables	37,922	21,995	28,492	15,892
Current portion of non-current liabilities	4,822	37,871	4,124	35,121
Other current liabilities	34,474	5,408	30,671	2,470

Total current liabilities	552,690	560,038	403,929	402,340

Non-current liabilities
Long-term borrowings	203,034	112,928	178,085	87,140
Debentures payable	67,747	67,747	67,500	67,500
Provisions	72,384	68,702	47,960	45,343
Deferred tax liabilities	19,290	20,671	3,064	3,935
Other non-current liabilities	5,127	4,876	3,704	3,521

Total non-current liabilities	367,582	274,924	300,313	207,439

Total liabilities	920,272	834,962	704,242	609,779

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,232	112,878	128,171	128,019
Special reserve	12,211	9,107	9,231	6,474
Surplus reserves	151,280	151,280	140,180	140,180
Undistributed profits	583,536	551,598	502,304	476,103
Currency translation differences	(4,309)	(4,999)	—	—

Equity attributable to equity holders of the Company	1,040,971	1,002,885	962,907	933,797

Minority interests	90,190	79,681	—	—

Total shareholders’ equity	1,131,161	1,082,566	962,907	933,797

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,051,433	1,917,528	1,667,149	1,543,576

(2) Consolidated and Company Income Statements

Items	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the six months ended June 30, 2012	For the six months ended June 30, 2011
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Operating income	1,046,661	952,247	644,915	621,316
Less: Cost of sales	(767,155)	(656,752)	(476,504)	(441,194)
Taxes and levies on operations	(124,319)	(129,370)	(91,333)	(94,245)
Selling expenses	(26,324)	(24,476)	(19,828)	(18,268)
General and administrative expenses	(38,354)	(38,459)	(29,242)	(30,101)
Finance expenses	(8,052)	(4,998)	(8,400)	(5,172)
Asset impairment losses	(1,455)	(4,402)	(1,224)	(4,195)
Add: Investment income	5,203	5,742	35,862	37,977

Operating profit	86,205	99,532	54,246	66,118

Add: Non-operating income	4,616	1,484	4,143	1,135
Less: Non-operating expenses	(3,230)	(2,765)	(2,924)	(2,448)

Profit before taxation	87,591	98,251	55,465	64,805

Less: Taxation	(17,763)	(24,554)	835	(7,117)

Net profit	69,828	73,697	56,300	57,688

Attributable to:
Equity holders of the Company	62,024	66,006	56,300	57,688
Minority interests	7,804	7,691	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.34	0.36	0.31	0.32
Diluted earnings per share (RMB Yuan)	0.34	0.36	0.31	0.32

Other comprehensive income /(loss)	1,224	51	152	(11)

Total comprehensive income	71,052	73,748	56,452	57,677
Attributable to:
Equity holders of the Company	62,855	66,572	56,452	57,677
Minority interests	8,197	7,176	—	—

(3) Consolidated and Company Cash Flow Statements

Items	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the six months ended June 30, 2012	For the six months ended June 30, 2011
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,207,041	1,086,351	744,426	718,094
Refund of taxes and levies	977	489	941	489
Cash received relating to other operating activities	3,732	909	937	16,052

Sub-total of cash inflows	1,211,750	1,087,749	746,304	734,635

Cash paid for goods and services	(825,131)	(699,895)	(496,290)	(476,718)
Cash paid to and on behalf of employees	(45,558)	(39,437)	(33,446)	(27,744)
Payments of taxes and levies	(266,247)	(189,452)	(175,313)	(129,541)
Cash paid relating to other operating activities	(26,808)	(29,946)	(52,601)	(16,791)

Sub-total of cash outflows	(1,163,744)	(958,730)	(757,650)	(650,794)

Net cash flows from operating activities	48,006	129,019	(11,346)	83,841

Cash flows from investing activities
Cash received from disposal of investments	72	3,448	—	3,039
Cash received from returns on investments	5,619	2,349	35,492	37,781
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	266	423	226	301

Sub-total of cash inflows	5,957	6,220	35,718	41,121

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(131,814)	(104,433)	(92,552)	(75,002)
Cash paid to acquire investments	(21,954)	(2,066)	(21,501)	(12,697)

Sub-total of cash outflows	(153,768)	(106,499)	(114,053)	(87,699)

Net cash flows from investing activities	(147,811)	(100,279)	(78,335)	(46,578)

Cash flows from financing activities
Cash received from capital contributions	9,125	1,247	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	9,125	1,247	—	—
Cash received from borrowings	291,848	220,124	188,361	140,792
Cash received relating to other financing activities	167	121	143	78

Sub-total of cash inflows	301,140	221,492	188,504	140,870

Cash repayments of borrowings	(175,271)	(137,267)	(87,225)	(80,942)
Cash payments for interest expenses and distribution of dividends or profits	(14,422)	(43,093)	(10,079)	(39,846)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(3,617)	(2,531)	—	—
Cash payments relating to other financing activities	(139)	(68)	(135)	(39)

Sub-total of cash outflows	(189,832)	(180,428)	(97,439)	(120,827)

Net cash flows from financing activities	111,308	41,064	91,065	20,043

Effect of foreign exchange rate changes on cash and cash equivalents	676	612	—	—

Net increase in cash and cash equivalents	12,179	70,416	1,384	57,306

Add: Cash and cash equivalents at beginning of the period	61,172	45,709	38,794	25,336

Cash and cash equivalents at end of the period	73,351	116,125	40,178	82,642

(4) Consolidated Statement of Changes in Equity

Items	Shareholders’ equity attributable to the Company
	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences	Minority interests	Total share- holders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at January 1, 2011	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101

Changes in the six months ended June 30, 2011
Total comprehensive income	—	—	—	—	66,006	566	7,176	73,748
Special reserve - Safety Fund
Appropriation	—	—	2,444	—	—	—	16	2,460
Utilisation	—	—	(263)	—	114	—	(7)	(156)
Profit distribution
Distribution to shareholders	—	—	—	—	(33,597)	—	(2,789)	(36,386)
Other equity movement
Acquisition of subsidiaries	—	—	—	—	—	—	60	60
Purchase of minority interests in subsidiaries	—	(136)	—	—	—	—	(448)	(584)
Capital contribution from minority interests	—	—	—	—	—	—	1,247	1,247
Disposal of subsidiaries	—	—	—	—	—	—	(28)	(28)
Other	—	81	—	—	—	—	(86)	(5)

Balance at June 30, 2011	183,021	115,790	10,672	138,637	526,669	(531)	76,199	1,050,457

Balance at January 1, 2012	183,021	112,878	9,107	151,280	551,598	(4,999)	79,681	1,082,566

Changes in the six months ended June 30, 2012
Total comprehensive income	—	141	—	—	62,024	690	8,197	71,052
Special reserve - Safety Fund
Appropriation	—	—	3,460	—	—	—	30	3,490
Utilisation	—	—	(356)	—	45	—	(14)	(325)
Profit distribution
Distribution to shareholders	—	—	—	—	(30,129)	—	(4,594)	(34,723)
Other equity movement
Acquisition of subsidiaries	—	—	—	—	—	—	132	132
Purchase of minority interests in subsidiaries	—	(26)	—	—	—	—	(73)	(99)
Capital contribution from minority interests	—	2,276	—	—	—	—	6,849	9,125
Other	—	(37)	—	—	(2)	—	(18)	(57)

Balance at June 30, 2012	183,021	115,232	12,211	151,280	583,536	(4,309)	90,190	1,131,161

7.3 Notes to Financial Statements

7.3.1 Explanation for any Changes in Accounting Policies, Accounting Estimates or Correction of Accounting Error, Reason and the Impact

☐  Applicable    ☒  Not applicable

7.3.2 Explanation for any Material Changes in the Scope of Consolidation, Reason and the Impact

☐  Applicable     ☒  Not applicable

7.3.3 Explanation if qualified audited report is issued and the relevant notes thereon

☐  Applicable     ☒  Not applicable

8. Repurchase, Sale or Redemption of Securities

The Group did not sell any other securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2012.

9. Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2011 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

10. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code during the reporting period.

11. Compliance with the Code on Corporate Governance Practices

For the six months ended June 30, 2012, the Company has complied with all the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (and the new code provisions since April 1, 2012 when the amendments to the Code on Corporate Governance Practices became effective), except that:

After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association of the Company. Shareholders holding three percent or above of the voting shares of the Company may put forward a provisional written proposal to the general meeting in relation to the intention to nominate a candidate for the Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, the Director shall be entitled to be re-appointed.

12. Audit Committee

The Audit Committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2012.

By Order of the Board of Directors

PetroChina Company Limited

Jiang Jiemin

Chairman

Beijing, the PRC

August 23, 2012

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and businesses of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.